Exhibit 99.1

JA Solar Modules Pass PID Tests Conducted by TÜV SÜD

SHANGHAI, January 23, 2013— JA Solar Holdings Co., Ltd., (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its multicrystalline and monocrystalline PV modules successfully passed Potential Induced Degradation (PID) tests conducted by TÜV SÜD, one of the world’s leading providers of testing and certification services.

JA Solar’s modules were tested under extreme conditions, including temperatures of 85 degrees Celsius, 85% relative humidity, and 1,000 volts of system bias voltage, for a duration of 96 hours. Test results showed less than 1% power degradation in the modules.

The solid performance of JA Solar’s modules stems from the Company’s adoption of PID resistant solar cells in the module-manufacturing process. The PID resistant cells significantly decrease undesired power loss caused by high system voltages, lengthen the lifespan of modules, and ensure stable operation in adverse weather conditions.

“The strong performance of our modules in TÜV SÜD’s PID tests represents another milestone in JA Solar’s efforts to produce industry-leading products with superior stability,” said Mr.Yong Liu, CTO of JA Solar. “Customers value JA Solar for the reliability and efficiency of our product offering, and our persistent focus on technological innovation ensures that we meet and exceed their high expectations.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com